1500 - 1055 West Georgia Street

Vancouver BC, V6E 4N7 Canada

Notice of Annual General Meeting of Shareholders

For Fiscal 2020

When:On Friday, December 18, 2020 at 11:00 a.m. Pacific Standard Time.

Where:At the offices of McMillan LLP, Royal Centre, Suite 1500

1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Covid19:Please read "Covid19 Notice" recommendations and requirements on the following page.

Record Date:The "Record Date" is November 9, 2020 and is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Annual General Meeting ("AGM") of shareholders and any adjournment or postponement thereof.

Agenda:The purpose of the AGM is to receive our consolidated financial statements for the financial year ended June 30, 2020 and the auditor’s reports thereon and also conduct and vote on the following business:

1.To vote to fix the number of members of the Company's board of directors (the "Board") at five (5) directors;

2.To vote to re-elect to the board the five incumbent candidates proposed in the Circular;

3.To vote to appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor to serve for the ensuing fiscal year until the next annual general meeting; and, authorize the Board to fix their remuneration;

AGM Material:This "Notice" is mailed to shareholders with two of the following three documents enclosed:

1.A "Circular", prepared by management that contains important information about the Meeting and the Agenda. It also provides particular details about each one of the matters to be considered and voted on at the AGM. It also includes detailed information on who is entitled to vote and the issues to be voted on. Please read the Circular carefully before voting.

2.EITHER, a “Form of Proxy”, for use by our registered shareholders in voting, is enclosed with this Notice;

3.OR, a "Voting Instruction Forms" or "VIFs" for use by our non-registered or beneficial shareholders in voting, is enclosed with this Notice.

Please read the information and follow the instructions in the Circular and the instructions provided in either the Form of Proxy or the VIF in order to vote directly or by proxy using one of the following three options: 1) by mail; 2) on-line via the secure internet site provided by our transfer agent; or 3) by using a touch tone phone.

Your vote is important!

BY ORDER OF THE BOARD OF DIRECTORS,

//signed// “Richard L. McAdoo”

Richard L. McAdoo

Chairman of the Board

Vancouver, British Columbia

November 6, 2020

Covid19 Notice

FY 2020 Annual General Meeting

A state of emergency in regard to the Covid19 pandemic was declared by the Minister of Public Safety and Solicitor General of British Columbia under order No. M116 dated March 18, 2020 (the "Order"). The Order specifically applies to the Company and to our FY 2020 Annual General Meeting ("AGM"). The Order provides certain relief from statutory requirements pertaining to the date, location, organization, conducting, and holding of annual general meetings and provides for alternative measures and electronic means to hold and conduct meetings. A complete copy of the Order attached to this Covid19 Notice is available by download from the News & Media tab at our website https://www.continentalenergy.com/news-media/.

At the date of this Notice the Order remains in force and effect. It is the intention of the Company to hold the Meeting at the location stated in the accompanying Notice in compliance with the Order. Management believes it is unlikely that the Order will be rescinded or that any safe resolution of the Covid19 health threats will be realized prior to the time and date of the AGM. Therefore we strongly encourage shareholders to NOT physically attend the AGM in-person and instead cast their votes remotely by one of the following three methods: 1) by mail, 2) on-line via the secure internet website of our transfer agent, or 3) via a touch tone phone. In each case please use the instructions for the three vote casting methods that are provided on either the Form of Proxy or the VIF mailed with this Notice.

This AGM is a routine meeting held for statutory compliance purposes. The agenda requires only two annually recurring voting issues. One being re-election of incumbent directors, and one being re-appointment of our auditors for the coming year. There are no other agenda items. Management does not intend to make a presentation or open the floor to discussions or questions. Proposals from the floor for any other business will not be accepted. For your own safety and for the safety of those persons you may come into contact with, the Company recommends that shareholders do NOT attempt to physically attend the AGM in-person.

The Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the AGM in response to further developments in the Covid19 pandemic, including: (i) holding the AGM virtually or by providing a webcast of the AGM; (ii) hosting the AGM solely by means of audio only or audio/video remote electronic communication, via telephone conference call, or via a voice over internet protocol service; (iii) changing the AGM date and/or changing the means of holding the AGM; and (iv) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the AGM.

Should any such changes to the AGM format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR.  We strongly recommend you check the Company’s website, www.continentalenergy.com, prior to the AGM for the most current information. In the event of any changes to the AGM format due to the Covid19 pandemic, the Company will not prepare or mail amended AGM materials. Instead, any last minute changes to the AGM format will be posted to the News & Media tab at our website https://www.continentalenergy.com.

Those shareholders who insist on physically attending the AGM in-person are entitled to do so, but must call our general counsel and AGM meeting room provider, McMillan LLP, at (604) 689-9111 at least 48 hours prior to the date of the AGM for further instructions on physical, in-person attendance procedures required by the building owner and McMillan LLP. Those shareholders insisting on physically attending should carefully consider and follow the instructions of the federal Public Health Agency of Canada and all BC provincial health authorities as provided on their websites.

In keeping with provincial health orders and guidelines, the following are among the mandatory safety procedures required by McMillan LLP, the building manager, and the Company of any persons intending to access the building, the elevators to the meeting room floor, the McMillan LLP offices reception area, washrooms, and the AGM meeting room:

1.Persons planning to physically attend the AGM in-person must identify themselves to McMillan LLP beforehand, and provide their respective names, email addresses, and telephone numbers to facilitate contact tracing.

2.Persons attending will be required to complete a Visitor/Client Screening Form in the building lobby reception area.  Persons with mobile devices will be able to use a ServiceNow app for completion of the screening form. A poster will be displayed in our reception area with a QR code allowing easy access from their mobile device for completion of the screening form.

3.If you are experiencing or exhibiting any cold or flu-like symptoms you may be denied access to the building or to the meeting room.

4.If you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the AGM, you may be denied access to the building or to the meeting room.

5.Elevator capacity to and from the meeting room floor is limited to a maximum of four persons.

6.All persons will be offered a disposable mask at the reception area and will be asked to wear a mask when accessing washroom facilities and waiting for elevators.

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